Filed Pursuant to Rule 433

Registration File No. 333-297906

Free Writing Prospectus

Warrant FAQ – Skydance Corporation

Warrants to purchase shares of Class B Common Stock, par value $0.001 per share (the

“Class b common stock”), of Skydance Corporation (the “Company”)

at an initial exercise price of $12.00 per share (NYSE: SKYD WS)

On October 6, 2026, the Company consummated its previously announced acquisition of Warner Bros. Discovery, Inc. In connection with such acquisition, the Company distributed on October 13, 2026 (the “Issue Date”) one warrant to purchase one share of Class B Common Stock for each share of Class B Common Stock held by a stockholder as of the record date of October 5, 2026, other than shares held by each of Lawrence J. Ellison, David F. Ellison, Gerald J. Cardinale, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and RedBird Capital Partners Fund IV (Master), L.P. or any of their respective affiliates, successors or transferees (the “Restricted Holders”).

What is a warrant?

A warrant is a security issued by the Company that is similar to an option and gives the holder the right, but not the obligation, to purchase a share of Class B Common Stock, at a specified price (called the “Exercise Price”), before the warrant expires.

Are the warrants listed on an exchange?

The warrants are authorized for trading on the New York Stock Exchange (the “NYSE”) beginning on October 13, 2026. The warrants will trade on the NYSE separately from the Company’s Class B Common Stock. There is no established trading market for the warrants, and no assurance can be given that an active trading market will develop or be sustained. If you hold warrants through direct registration at Equiniti, you will be required to move your warrants to a broker to be held in “street name” in order to settle any trades that are executed on the NYSE. See “How do I transfer my warrants held at Equiniti to be held at my broker?” below.

What are the ticker symbol and CUSIP/ISIN for the warrants?

The warrants will trade on the NYSE under the ticker symbol “SKYD WS” with the CUSIP 69932A113 and ISIN US69932A1135.

Can I sell or transfer the warrants?

Except for applicable securities laws and the Company’s policies that may apply to insiders, we are not aware of any restrictions on buying or selling the warrants. Therefore, you can choose to hold, exercise, or sell them based on your financial objectives. Your ability to sell the warrants will depend, in part, on whether a trading market develops for the warrants. We cannot provide any assurances that an active trading market for the warrants will develop or that there will be liquidity in the trading market for the warrants, or the price at which the warrants will be able to be resold. You should consult your financial advisor or broker for assistance.

How do I transfer my warrants held at Equiniti to be held at my broker?

To transfer your warrants to a broker to be held in “street name” or to execute any transactions in your warrants through your broker, you should contact your broker directly. Please note that your broker will require a copy of the Equiniti Direct Registration Statement in order to initiate a transfer of your warrants via the Direct Registration System (“DRS”). To effect such transfer, you will need to provide your Direct Registration Statement to your broker and instruct your broker to initiate the DRS transfer from Equiniti on your behalf. A DRS transfer typically takes two to three business days to process, but you must first receive your Direct Registration Statement and complete any necessary forms with your broker before your broker can initiate the transfer.

Are there risks associated with the warrants?

Yes. Like any security, the warrants involve risks. Among other things, they could expire with no value if not exercised or sold before the applicable Expiration Date, trading/liquidity may be limited, and the exercise window may be shortened to the extent the Company elects to designate an Early Expiration Date (see “Can the warrants expire earlier than the scheduled Expiration Date?” below). Please review the “Risk Factors” in the Company’s prospectus and prospectus supplement that we filed on October 5, 2026 in connection with the warrants and our other filings with the Securities and Exchange Commission (the “SEC”) for a more detailed discussion.

What is the Exercise Price of the warrants?

Each warrant entitles the holder thereof to purchase one share of Class B Common Stock at an initial exercise price (the “Exercise Price”) of $12.00 per share. The Exercise Price is subject to customary anti-dilution adjustments as set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that were filed in connection with the warrants.

How many shares of Class B Common Stock do I receive per warrant exercised?

Each warrant entitles the holder to receive one (1) share of Class B Common Stock upon exercise (subject to customary anti-dilution adjustments). No fractional shares will be issued; any fractional share entitlement will be paid out in cash based on the applicable closing sale price.

Will the Exercise Price be adjusted for dividends or other events?

As set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that were filed in connection with the warrants, the Exercise Price and the number of shares of Class B Common Stock issuable upon exercise of the warrants are subject to certain customary anti-dilution adjustments, including for stock dividends, splits and combinations, rights issuances, other non-cash distributions and spin-offs, cash dividends in excess of a $0.05 quarterly threshold (which is subject to customary anti-dilution adjustments and adjustments to account for any change in the frequency of payment of the regular cash dividend), and tender or exchange offers. In addition, the Company may decrease the Exercise Price or increase the number of shares of Class B Common Stock issuable upon exercise for any reason the Board considers to be advisable.

When are the warrants scheduled to expire?

The warrants are scheduled to expire at 5:00 p.m., New York City time, on October 13, 2036, which is the tenth (10th) anniversary of the Issue Date.

Can the warrants expire earlier than the scheduled Expiration Date?

Yes. Beginning on the first trading day immediately following October 13, 2029, which is the third anniversary of the Issue Date, the Company may (but is not required to) designate an earlier expiration date (the “Early Expiration Date”) if, during any period of thirty (30) consecutive trading days, the closing sale price of the Class B Common Stock equals or exceeds $30.00 per share (subject to adjustment) on at least twenty (20) trading days (which need not be consecutive), including the trading day immediately preceding the date on which the Company provides notice of the early expiration.

If the Company elects to designate an Early Expiration Date, it will announce the early expiration by issuing a press release and providing notice to warrant holders. The designated Early Expiration Date must be a business day no fewer than twenty (20) and no more than forty-five (45) scheduled trading days after the date of such notice.

How do I exercise the warrants?

If you hold your warrants through a brokerage account, bank, or other financial institution (i.e., in street name), you should contact your broker, bank, or other financial institution for the procedures and deadlines to exercise your warrants. Your intermediary may require that exercise instructions be submitted in a particular manner and by an earlier deadline than 5:00 p.m., New York City time, on the applicable Expiration Date. If you are a registered holder of warrants, the procedures for exercising your warrants will be set forth in the Warrant Agreement filed with the SEC on Form 8-K. You may also contact Client Services at Equiniti Trust Company, LLC (the “Warrant Agent”) if you have additional questions about the exercise process. You can contact the Warrant Agent toll-free at 1-866-595-1717 or local direct dial at 651-450-4064. You may exercise your warrants at any time from the Issue Date until the applicable Expiration Date (including any Early Expiration Date designated by the Company), subject to the limited exceptions set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that were filed in connection with the warrants and any earlier deadline imposed by your broker, bank, or other financial institution.

No warrant will be exercisable by (or on behalf of) any Restricted Holder, and a transfer of a warrant to a Restricted Holder will not entitle such Restricted Holder to exercise such warrant.

What happens if the trading price of the Company’s Class B Common Stock does not exceed the Exercise Price?

If you do not sell or exercise your warrants by the applicable Expiration Date, your warrants will expire and have no value. You may exercise your warrants even if the trading price of the Company’s Class B Common Stock does not exceed the Exercise Price. However, in that circumstance, you may prefer to purchase shares of the Company’s Class B Common Stock in the market at a lower price instead.

What are the settlement methods?

There are two settlement methods:

(1) Physical Settlement: The holder of warrants pays the Exercise Price in cash and receives one share of Class B Common Stock per warrant exercised (subject to adjustment). The Company will settle exercises through Physical Settlement whenever a registration statement covering the shares of Class B Common Stock issuable upon exercise is effective and such shares are qualified for sale or exempt from qualification under applicable law.

(2) Net Share Settlement: Net Share Settlement applies automatically if the registration statement covering the shares of Class B Common Stock issuable upon exercise is not effective or such shares are not qualified for sale under applicable law. In a Net Share Settlement, the holder of warrants does not pay the Exercise Price in cash and instead receives a reduced number of shares of Class B Common Stock, determined in accordance with the Warrant Agreement. Net Share Settlement is not available for as long as the registration statement is effective.

How can I pay the Exercise Price?

If Physical Settlement applies, payment is in cash (U.S. dollars) through your broker (if held in street name) or to the Warrant Agent (if you are a registered holder) in readily available funds paid with a certified bank check. Personal checks will not be accepted. No cash payment is required if Net Share Settlement applies because the registration statement covering the shares of Class B Common Stock issuable upon exercise is not effective or because such shares are not qualified for sale under applicable law. In such a case, the holder of warrants will receive a reduced number of shares of Class B Common Stock, determined in accordance with the Warrant Agreement, in lieu of paying the Exercise Price.

How are exercises settled? What happens upon settlement?

If you hold your warrants through a broker, settlement of exercises will be handled by your broker. If you are a registered holder, settlement will be handled pursuant to the Warrant Agreement through the Warrant Agent. For Physical Settlement, shares of Class B Common Stock deliverable upon exercise will be delivered on the second scheduled trading day following the exercise date for credit to your brokerage account (or registered account) in accordance with the procedures of DTC and the individual broker where such account is held. If exercised for cash, we currently expect to use proceeds for general corporate purposes.

For Net Share Settlement, shares will be delivered on the second scheduled trading day following the end of the applicable calculation period for credit to your brokerage account (or registered account) in accordance with the procedures of DTC and the individual broker where such account is held. No fractional shares of Class B Common Stock will be issued; instead, cash will be paid in lieu of any fractional share.

What happens if I do not exercise my warrants?

You may hold your warrants, sell them, or exercise them before the applicable Expiration Date. If you do not sell or exercise your warrants by the applicable Expiration Date, they will expire and have no value, and your rights under the warrants will lapse with no further action required or penalty. In addition, if other warrant holders exercise their warrants and new shares of Class B Common Stock are issued to them while you do not exercise your warrants, your percentage ownership of Class B Common Stock will be diluted.

Can my broker impose an earlier deadline to exercise my warrants than the Expiration Date?

Yes. If your warrants are held in “street name,” your broker may set an earlier instruction deadline than the Expiration Date of the warrants and may require you to submit notices by specific methods. We recommend confirming your broker’s procedures, cut-offs, and method of notice well in advance. The Company currently expects to issue a public press release reminder ahead of expiration.

What happens in a change of control or Designated Event?

If a “Designated Event” (as defined in the Warrant Agreement) occurs and you exercise your warrants within thirty-five (35) scheduled trading days following the effective date of such Designated Event, you may be entitled to receive additional shares of Class B Common Stock, determined in accordance with the table set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that were filed in connection with the warrants.

Where will I find the full Warrant Agreement and official terms?

The official terms will be set forth in the Warrant Agreement filed with the SEC on Form 8-K. The Warrant Agreement will be available on the SEC’s EDGAR website (www.sec.gov).

Does this FAQ replace the official documents?

No. This FAQ is a general summary and does not cover every term or circumstance. If there is any inconsistency between this FAQ and the Warrant Agreement, the Warrant Agreement will prevail. Please refer to the version of the Warrant Agreement filed on the SEC’s EDGAR website (www.sec.gov) once available.

Can the Company change the warrant terms?

The procedures relating to any amendments or adjustments to the terms of the warrants will be set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that were filed in connection with the warrants.

Where can I get ongoing updates that are relevant to the warrants?

The Company will issue public press releases and update the Investor Relations section of its website for key events related to the warrants, including notices in respect of any designated Early Expiration Date for the warrants, and any notice of a “Designated Event”. Please monitor our press releases and the Investor Relations section of our website for these updates.

For official terms and changes permitted under the Warrant Agreement, please refer to our SEC filings available on the SEC’s EDGAR website on or following the Issue Date.

Where can I get more information?

Please see our SEC filings and the Investor Relations section of our website, or contact Investor Relations at investorrelations@paramount.com.

***

The issuance of the warrants and the issuance of the shares of Class B Common Stock upon exercise of the warrants has been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-3 and a related prospectus as supplemented by a related prospectus supplement. A Form 8-A registration statement and the prospectus supplement describing the terms of the warrants were filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Holders should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein. This FAQ shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This FAQ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this FAQ that do not relate to matters of historical fact should be considered forward-looking, including, without limitation statements regarding the existence of a market for the warrants. These forward-looking statements generally are identified by the words “anticipate”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “intend”, “may”, “might”, “opportunity”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “strategy”, “strive”, “target”, “vision”, “will”, or “would”, any negative of these words or other similar terms or expressions. The absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that can cause actual results to differ materially from those in such forward-looking statements. These risks include damage to the Company’s reputation or brands; volatility in the price of the Class B Common Stock and the warrants; the effect the Company’s dual-class capital structure and the concentrated ownership may have on the price of its Class B Common Stock and warrants; risks associated with the Company’s status as a “controlled company” under the NYSE rules, including its exemption from certain corporate governance requirements; and risks associated with the lack of voting rights of the Class B Common Stock. You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC on February 25, 2026, as amended by the Company’s Annual Report on Form 10-K/A, filed with the SEC on April 24, 2026, as superseded by, and solely to the extent set forth in, the Company’s Current Report on Form 8-K, filed with the SEC on May 13, 2026, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 13, 2026, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 4, 2026, including, in each case, in the sections captioned “Cautionary Note Concerning Forward-Looking Statements” and “Item 1A. Risk Factors,” the Company’s prospectus and prospectus supplement relating to the warrants, filed with the SEC on October 5, 2026, including the section captioned “Risk Factors,” and the Company’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.